Exhibit 99.1
For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 or Mob: 0419 731 371.
16 December 2005
Update on Tax Condition Precedent
to Final Funding Agreement
James Hardie today announced it is continuing discussions with the Federal Treasury to obtain full tax deductibility of the proposed voluntary contributions it will make to the Special Purpose Fund (SPF). The Company is also seeking to obtain tax exempt status for the SPF.
These initiatives form part of the arrangements to implement the Final Funding Agreement signed by James Hardie and the New South Wales Government on 1 December 2005.
The announcement follows James Hardie’s receipt of a ruling from the Australian Taxation Office (ATO), which confirmed that under current federal income tax legislation, contributions by James Hardie to the SPF would not be deductible.
All parties to the Heads of Agreement (NSW Government, ACTU, Unions NSW, asbestos support groups represented by Bernie Banton, and James Hardie) agreed that tax deductibility was critical to the affordability of the long-term voluntary funding proposal.
James Hardie sought a private ruling from the ATO as one of a number of initiatives being pursued to obtain full tax deductibility of the proposed voluntary contributions to the SPF.
Louis Gries, James Hardie CEO said, “James Hardie remains committed to a long term compensation arrangement for Australian personal injury claimants and will continue discussions with the Federal Treasury and the ATO to pursue all options to satisfy the tax conditions precedent. At this stage it is inappropriate to talk about those options.”
James Hardie understands that other Australian companies who make compensation payments to asbestos claimants in relation to their prior asbestos manufacturing or production activities are entitled to tax deductions.
END

Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Peter Baker
Executive Vice President, Australia
Telephone: 61 2 8274 5318
Mobile: 0417 443 482
Email: peter.baker@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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